UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Information

Results of the annual meeting of shareholders

On September 15, 2023, MakeMyTrip Limited (“MakeMyTrip”) held its annual shareholders’ meeting for the fiscal year 2023. All of the resolutions submitted to MakeMyTrip’s shareholders at the above meeting were duly approved and passed.

Resignation and appointment of directors

MakeMyTrip announced on September 15, 2023 that Mr. Hyder Mohamed Aboobakar has notified the board of directors of MakeMyTrip of his intention to resign as director of MakeMyTrip. Mr. Aboobakar indicated that his decision to resign was based on personal reasons and was not a result of any disagreement with MakeMyTrip on any matter relating to its operations, policies or practices.

The board of directors of MakeMyTrip has accepted the resignation of Mr. Aboobakar and approved the appointment of Mrs. Savinilorna Payandi Pillay Ramen as one of MakeMyTrip’s resident directors in Mauritius in place of Mr. Aboobakar.

Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 20 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators, or ICSA), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts - Psychology from Southeastern Louisiana University, United States.

The above changes in the composition of board of directors became effective September 15, 2023, following the conclusion of MakeMyTrip’s annual shareholders’ meeting. There will be no changes to the composition of the audit committee and the compensation committee as a result of such resignation and appointment of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2023

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer